SP 3/6/03

03002285

VF 3-4-03

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 98
Estimated average burden Hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-13752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TOWER SQUARE SECURITIES, INC.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 181 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Cityplace – 18th Floor
(No. and Street)

Hartford	**CT**	**06103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Laverty **(860) 308-6786**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

One Financial Plaza	**Hartford**	**CT**	**06103-4103**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICE USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John M. Laverty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tower Square Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John M. Laverty
Chief Financial Officer and Treasurer

Notary Public
My Commission Expires Feb. 28, 2003

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

TOWER SQUARE SECURITIES, INC.

Table of Contents

KPMG

One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Board of Directors of
Tower Square Securities, Inc.:

We have audited the accompanying statement of financial condition of Tower Square Securities, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Square Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2003

TOWER SQUARE SECURITIES, INC.

Statement of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash	$	2,303,339	1,364,846
Short-term securities, at amortized cost		1,497,832	4,994,986
Variable annuities		5,634,129	5,830,312
Receivable from financial institutions		641,420	728,711
Receivable from broker/dealers		125,360	240,597
Income tax receivable from affiliate		2,086,967	291,125
Secured demand note receivable		11,000,000	11,000,000
Deferred tax asset		3,058,723	5,846,941
Other assets		722,441	641,019
Total assets	$	27,070,211	30,938,537

Liabilities and Shareholder's Equity

Liabilities:			
Deferred compensation plan payable to representatives	$	5,633,814	5,847,434
Commissions and allowances payable		832,918	1,263,536
Accrued licensing fees		433,058	284,385
Due to affiliate		1,422,936	606,366
Note payable under a subordinated demand note collateral agreement		11,000,000	11,000,000
Other liabilities		1,541,313	7,520,912
Total liabilities		20,864,039	26,522,633
Shareholder's equity:			
Common stock: $100 par value, 10,000 shares authorized; 1,000 shares issued and outstanding		100,000	100,000
Additional paid-in capital		16,289,396	14,789,396
Accumulated deficit		(10,183,224)	(10,473,492)
Total shareholder's equity		6,206,172	4,415,904
Total liabilities and shareholder's equity	$	27,070,211	30,938,537

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Operations

For the years ended December 31, 2002 and 2001

		2002	2001
Revenues:			
Sales commissions	$	48,461,381	52,350,164
12b-1 fees		2,037,342	2,877,907
Interest income		20,982	92,016
Loss on variable annuities		(1,293,831)	(946,287)
Other income		683,399	542,048
		49,909,273	54,915,848
Expenses:			
Commissions		41,880,300	48,179,886
Compensation benefit from variable annuities		(1,293,831)	(946,287)
General and administrative		8,728,837	18,274,552
		49,315,306	65,508,151
Income (loss) before income taxes		593,967	(10,592,303)
Income tax expense (benefit)		303,699	(4,051,556)
Net income (loss)	$	290,268	(6,540,747)

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Changes in Shareholder's Equity

For the years ended December 31, 2002 and 2001

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2000	$	100,000	7,789,396	(3,932,745)	3,956,651
Net loss		—	—	(6,540,747)	(6,540,747)
Capital contribution		—	7,000,000	—	7,000,000
Balance at December 31, 2001	$	100,000	14,789,396	(10,473,492)	4,415,904
Net income		—	—	290,268	290,268
Capital contribution		—	1,500,000	—	1,500,000
Balance at December 31, 2002	$	100,000	16,289,396	(10,183,224)	6,206,172

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Changes in Subordinated Borrowings

For the years ended December 31, 2002 and 2001

Subordinated borrowings at December 31, 2000	$ 6,000,000
Increases during 2001:	
Secured demand note collateral agreement	5,000,000
Subordinated borrowings at December 31, 2001	11,000,000
Changes during 2002	—
Subordinated borrowings at December 31, 2002	$ 11,000,000

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Statement of Cash Flows

For the years ended December 31, 2002 and 2001

		2002	**2001**
Cash flows from operating activities:			
Net income (loss)	$	290,268	(6,540,747)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Deferred taxes		2,788,218	(3,790,123)
Changes in operating assets and liabilities:			
Receivable from financial institutions		87,291	(78,558)
Receivable from broker/dealers		115,237	29,814
Income tax receivable from affiliate		(1,795,842)	(462,766)
Other assets		(81,422)	(379,721)
Deferred compensation plan payable to representatives		(213,620)	708,887
Commissions and allowances payable		(430,618)	320,461
Accrued licensing fees		148,673	70,065
Due to affiliates		816,570	137,509
Other liabilities		(5,979,599)	7,488,153
Total adjustments		(4,545,112)	4,043,721
Net cash used in operating activities		(4,254,844)	(2,497,026)
Cash flows from investing activities:			
Change in variable annuities		196,183	(715,640)
Net change in short-term securities		3,497,154	(4,495,343)
Net cash provided by (used in) investing activities		3,693,337	(5,210,983)
Cash flows from financing activities:			
Capital contribution		1,500,000	7,000,000
Net cash provided by financing activities		1,500,000	7,000,000
Net change in cash		938,493	(708,009)
Cash at beginning of the year		1,364,846	2,072,855
Cash at end of the year	$	2,303,339	1,364,846
Supplemental disclosure of cash flow information:			
Income taxes received from (paid to) affiliate	$	688,680	(267,947)

Supplemental information of noncash investing and financing activities:

On August 31, 2001 the Company entered into Secured Demand Note Collateral Agreements with Travelers Insurance Company for $5 million.

During 2002 the $3 million note due on September 30, 2002 was amended to extend the maturity date to September 30, 2005.

See accompanying notes to financial statements.

TOWER SQUARE SECURITIES, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Nature of Operations

Tower Square Securities, Inc. (Tower Square) is an introducing broker/dealer registered under the Securities Exchange Act of 1934. Tower Square is an indirect wholly owned subsidiary of The Travelers Insurance Company (Travelers), which is an indirect wholly owned subsidiary of Citigroup Inc. Tower Square's principal activity is to facilitate the sale of variable annuity, universal life and other investment products and advisory services through independent registered representatives.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

(b) Income Recognition

Commission revenue and expense for general securities are recognized on the trade date of the underlying securities transactions.

Commission revenue and expense for mutual funds are recognized when received from mutual fund companies.

Tower Square recognizes first year commission revenue and related commission expenses upon the satisfactory completion of the application process for the purchase of single premium deferred annuities and single premium variable life insurance contracts. Renewal commission revenues and related commission expenses are recognized when the renewal commissions are received.

(c) Valuation of Investments

Short-term securities are carried at amortized cost, which approximates fair value.

Variable annuities are recorded at contract value, which approximates fair value. Gains/losses included in the contract value are recorded in the statement of operations.

TOWER SQUARE SECURITIES, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(3) Income Taxes

The federal and state income tax provision for the years ended December 31, 2002 and 2001 consisted of the following:

	2002	2001
Current:		
Federal	$ (2,215,997)	(258,357)
State	(268,522)	(3,076)
Deferred:		
Federal	2,479,996	(3,263,583)
State	308,222	(526,540)
Total federal and state income tax provision	$ 303,699	(4,051,556)

For 2002, the effective tax rate is in excess of the statutory rate due to the state income provision and expenses incurred which cannot be deducted from federal income taxes. For 2001, the effective tax rate is in excess of the statutory tax rate due to the state income tax provision.

Beginning in 2002, Tower Square Securities was included in the consolidated federal income tax return of Citigroup Inc. Federal Income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to Tower Square. Any credits for losses will be paid by Tower Square to the extent that such credits are for tax benefits that have been utilized in the consolidated tax return. Tower Square is a wholly owned subsidiary of Plaza LLC, which is 100% owned by the Travelers Insurance Company, an indirect wholly owned subsidiary of Citigroup Inc.

Management believes that the realization of the recognized net deferred tax asset of $3.1 million is more likely than not to be realized based on management's abilities to implement tax planning strategies.

The components of the deferred income tax asset are as follows:

	2002	2001
Deferred tax asset:		
Deferred compensation plan	$ 2,391,597	2,236,609
Net operating loss carryforward	-	537,631
Bad debt	172,890	172,890
Other	494,236	2,899,811
Total	$ 3,058,723	5,846,941

(4) Short-Term Securities

Short-term securities are financial instruments with maturities of less than 90 days. The securities are carried at amortized cost, which approximates fair value. At December 31, 2002 and 2001, Tower Square held the following financial instruments:

	2002	2001
Commercial paper	$ 1,497,832	4,994,986

(5) Deferred Compensation Plan Payable to Representatives

Tower Square sponsors a nonqualified deferred compensation plan for its registered representatives. The Plan provides registered representatives with the ability to defer compensation to a retirement date on a tax-advantaged basis. Contributions received are invested in variable annuities and are part of the assets of Tower Square. The ultimate benefits will be based on the return of the underlying investments. The obligation of Tower Square to pay all benefits under the Plan is fully guaranteed by Travelers. Tower Square does not make any contributions to the plan. Amounts deferred under this plan were $1,252,965, and $1,715,181 in 2002 and 2001, respectively.

(6) Net Capital Requirements

Tower Square is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, Tower Square had net capital of $9,892,722, which is in excess of its net capital requirement of $657,603. Tower Square's ratio of aggregate indebtedness to net capital was 1.00 to 1.00 at December 31, 2002.

As an introducing broker/dealer Tower Square is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Paragraph (k)(2)(ii) thereof and from Rule 17a-13 of the Securities Exchange Act of 1934 under the provisions of Paragraph (a) thereof.

Tower Square has entered into three separate Secured Demand Note Collateral Agreements with Travelers Insurance Company. During 2002 the $3 million note due September 30, 2002 was amended to extend the maturity date to September 30, 2005. All notes are collateralized by marketable securities as noted below:

		Par Value	Market Value
		(in millions)	
As of December 31, 2002:			
$3 million note due September 30, 2005	$	3.5	5.1
$5 million note due August 31, 2004		6.0	6.6
$3 million note due April 28, 2003		4.0	5.3
		13.5	17.0
As of December 31, 2001:			
$5 million note due August 31, 2004	$	6.0	6.3
$3 million note due April 28, 2003		4.0	5.1
$3 million note due September 30, 2002		3.5	4.9
		13.5	16.3

The secured demand notes provide Tower Square with additional capital toward meeting the minimum net capital requirement under Rule 15c3-1. The corresponding liability "Note payable under a subordinated demand note collateral agreement" is subordinated to the claims of the general creditors and is noninterest bearing. To the extent that the subordinate borrowings are required for Tower Square's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

(7) Contingent Liabilities and Commitments

During 2002, the Company settled two claims for certain civil actions that related to the activities of a former registered representative for approximately $5 million, which was accrued for in 2001.

In the ordinary course of its business, Tower Square is a defendant or co-defendant in various litigation and arbitration matters incidental to and typical of the business in which it is engaged. In the opinion of Tower Square's management, the ultimate resolution of these matters would not be likely to have a material adverse effect on Tower Square's results of operations, financial condition or liquidity.

(8) Related Party

Tower Square, under an agreement with Travelers, is allocated certain expenses, principally administrative salaries, employee benefits, data processing, and general and administrative expenses. Travelers allocated $9,310,354 and $10,205,000 of expenses to Tower Square in 2002 and 2001, respectively, relating principally to Tower Square's sale and retention of Travelers variable insurance contracts.

Net amounts payable to Travelers were $1,422,936 and $606,366 at December 31, 2002 and 2001, respectively. Revenue from Travelers for the years ending December 31, 2002 and 2001 was approximately 63% and 65% of total revenue respectively.

(9) Concentration of Credit Risk

At December 31, 2002, Tower Square held Secured Demand Note Collateral Agreements with Travelers Insurance Company totaling $11 million, which represents a concentration of credit risk.

Schedule I

TOWER SQUARE SECURITIES, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Net capital:	
Total shareholder's equity	$ 6,206,172
Additions:	
Note payable subordinate to claims of general creditors	11,000,000
Deductions and/or charges:	
Deferred tax asset	3,058,723
Receivable from financial institutions	641,420
Income tax receivable from affiliate	2,086,967
Receivable from broker/dealers over 30 days	14,396
Other assets	666,825
Net capital after deductions	10,737,841
Haircut on variable annuities	845,119
Net capital after deductions and haircut	$ 9,892,722
Aggregate indebtedness	$ 9,864,039
Computation of basic net capital requirement:	
Minimum net capital required:	
Greater of 6-2/3% of aggregate indebtedness or $50,000	$ 657,603
Excess net capital	$ 9,235,119
Ratio: Aggregate indebtedness to net capital	1.00 to 1.00

Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2002	
Net capital, as reported in Part II (unaudited) FOCUS report	$ 10,101,892
Adjustment to shareholder's equity	(129,162)
Adjustment to income tax receivable from affiliate	(80,008)
	$ 9,892,722

KPMG

One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
Tower Square Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Tower Square Securities, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2003